Exhibit 99.2

REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) made as of September 1, 2021, by and among Taboola.com Ltd., a limited liability by shares Israeli company, the number of which is 513870683 (the “Company”), and Shop Management, LLC, a Delaware limited liability company (the “Holder”) (each a “Party” and together the “Parties”).

WITNESSETH:

WHEREAS, in connection with the consummation of the transactions contemplated by the Stock Purchase Agreement, dated July 22, 2021 (the “Purchase Agreement”), by and among the Holder, Taboola, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and, solely for the limited purposes of Section 2.02(b), 7.01, 8.01, 10.02, and 12.21 thereof, the Company, the Holder and the Company desire to set forth certain matters regarding the ownership of the shares of the Company as set forth below.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1. Affirmative Covenants.

1.1 Confidentiality. The Holder agrees that any information obtained pursuant to this Agreement (including any information about any proposed registration or offering pursuant to Section 2) will not be disclosed or used for any purpose other than the exercise of rights under this Agreement without the prior written consent of the Company; provided, that the Holder may disclose any such information on a confidential basis to its directors, officers, employees and representatives.

2. Registration. The following provisions govern the registration of the Company’s securities:

2.1 Definitions. As used herein, the following terms have the following meanings:

2.1.1 “Business Day” shall mean any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

2.1.2 “Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time.

2.1.3 “Form F-3” means Form F-3 under the Securities Act, as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC after the date thereof or, if the Company is at any time not a foreign private issuer, Form S-3 under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC which permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

2.1.4 “Joinder Agreement” means a joinder agreement, in substantially the form attached hereto as Exhibit A.

 2.1.5 “Register”, “registered” and “registration” refer to a registration effected by filing a Registration Statement in compliance with the Securities Act and the declaration or ordering by the SEC of effectiveness of such Registration Statement, or the equivalent actions under the laws of another jurisdiction.

2.1.6 “Registrable Securities” means all Ordinary Shares (as such term is defined in the Company’s Articles of Association) owned by the Holder and received pursuant to the Purchase Agreement, including, for the avoidance of doubt, any Ordinary Shares deliverable pursuant to the Holdback Agreements (as defined in the Purchase Agreement) shall be Registrable Securities and any Holder of such Ordinary Shares (“Holdback Person”) shall also have the same rights under this Agreement as the Holder); provided, that such Ordinary Shares shall cease to be Registrable Securities on the earliest to occur of (x) 2 years after the date hereof, (y) any time 13 months after the date hereof, if the Holder or Holders cease collectively to own at least 1% of the then outstanding Ordinary Shares and (z) when they are sold pursuant to Rule 144 or a Registration Statement.

2.1.7 “Registration Statement” shall mean any registration statement that covers Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

2.1.8 “SEC” means the Securities and Exchange Commission.

2.1.9 “Securities Act” means the US Securities Act of 1933, as amended.

2.1.10 “Shelf Registration” shall mean a registration of securities pursuant to a Registration Statement filed with the SEC in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

2.1.11 “Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Irrevocable Transfer Agent Instructions and any other documents or agreements explicitly contemplated hereunder.

2.1.12 “Transfer” shall mean, directly or indirectly, the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (x) public announcement of any intention to effect any transaction specified in clause (x) or (y).

2.2 Piggy-back Registration. If the Company at any time, beginning upon (but excluding) the date hereof proposes to register any of its Ordinary Shares (other than (w) a shelf registration filed by the Company prior to the date hereof to register Ordinary Shares issued to investors in a private placement in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of January 25, 2021, by and among the Company, Toronto Sub Ltd., a Cayman Islands exempted company and ION Acquisition Corp. 1 Ltd., a Cayman Islands exempted company, (x) a demand registration under Section 2.3 or Section 2.4 of this Agreement, (y) in connection with a registration on Form S-8 or (z) pursuant to Form F-4 or S-4 in connection with a business combination or exchange offer or pursuant to exercise or conversion of outstanding securities) or to undertake an underwritten public offering of its securities pursuant to an effective Registration Statement (a “Shelf Takedown”), it shall give written notice to the Holder of such intention not less than ten (10) days before the anticipated filing date of the applicable Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters, if any, in such offering, and (B) offer to the Holder the opportunity to register the sale of such number of Registrable Securities as the Holder may request in writing. Upon the written request of the Holder given within seven (7) days after receipt of any such notice, the Company shall include in such registration or Shelf Takedown all of the Registrable Securities indicated in such request, so as to permit the disposition of the shares so registered in the manner as contemplated by such registration statement; provided that the Holder shall not have the right to include any Registrable Securities that are not permitted to be Transferred pursuant to Section 5.10 of the Purchase Agreement. The Company shall, in good faith, cause such Registrable Securities to be included in such registration or offering and, if applicable, shall use its commercially reasonable efforts to cause the managing underwriter(s) of such registration to permit the Registrable Securities requested by the Holder pursuant to this Section 2.2 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. Notwithstanding any other provision of this Section 2.2, if the managing underwriter advises the Company in writing that marketing factors require a limitation of the number of shares to be underwritten, then shares will be included in such registration or Shelf Takedown up to such limitation in the following order or priority: (i) first, all Ordinary Shares that were being registered by the Company or pursuant to the exercise of demand rights by holders not party to this Agreement, (ii) second, any other shares of the Company to be offered by any other holders (excluding the Holder) will be included in such registration and (iii) third, all Registrable Securities held by the Holder must be included in such registration. The piggyback rights of the Holder under this Section may be exercised an unlimited number of times. The Holder may elect to withdraw its request for inclusion of Registrable Securities in any Registration Statement pursuant to this Section 2.2 by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement.

2.3 Demand Registration. At any time following the date hereof (but subject to Section 5.10 of the Purchase Agreement), the Holder may request in writing that all or part of the Registrable Securities held by them shall be registered under the Securities Act (a “Demand Registration”).  The parties acknowledge and agree that the Holder may initiate the process for a Demand Registration prior to completion of any applicable lock-up periods provided that Holder does not effectuate the Transfer of shares thereunder until completion of all applicable lock-up periods.  Thereupon, the Company shall effect the registration of all such or such part of Registrable Securities as soon as practicable; provided that (i) the Company shall not be required to effect any registration under this Section 2.3 (x) within a period of ninety (90) days following the effective date of a previous registration for which the Holder had an opportunity to participate and (y) with respect to Registrable Securities with a total offering price not reasonably expected to exceed, in the aggregate, $100 million, and (ii) this provision shall not apply if a shelf registration on Form F-3 has been filed pursuant to Section 2.4 and is effective and available for use; provided further that the Company shall not be obligated to declare the applicable Registration Statement effective prior to the date on which the Registrable Securities to be registered thereunder are freely transferable under Section 5.10 of the Purchase Agreement. The Company shall not be required to effect more than one (1) registration under this Section 2.3. If the Company shall furnish to the Holder a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the board of directors (the “Board”) it would be seriously detrimental to the Company or its shareholders for a registration under this Section 2.3 to be effected at such time, the Company shall have the right to defer such registration for a period of not more than sixty (60) days after receipt of the request of the Holder under this Section 2.3, provided that the Company shall not utilize this right more than twice in any twelve (12) month period. The Holder may elect to withdraw from any offering pursuant to this Section 2.3 by giving written notice to the Company and the underwriter(s) of its request to withdraw prior to the effectiveness of the Registration Statement filed with the SEC with respect to such Demand Registration. If the Holder withdraws from a proposed offering relating to a Demand Registration then either the Holder shall reimburse the Company for the costs associated with the withdrawn Demand Registration (in which case such registration shall not count as a Demand Registration provided for in this Section 2.3) or such withdrawn registration shall count as a Demand Registration provided for in this Section 2.3. Notwithstanding any other provision of this Section 2.3, if the managing underwriter advises the Holder in writing that marketing factors require a limitation on the dollar amount or the number of shares to be underwritten, then the amount of Registrable Securities proposed to be registered shall be reduced appropriately; provided that in any event all Registrable Securities held by the Holder and which are requested to be included must be included in such registration prior to any other shares of the Company, including shares held by persons other than the Holder. The Company shall not register securities for sale for its own account in any registration requested pursuant to this Section 2.3 unless permitted to do so by the written consent of the Holder.

2.4 Shelf Registration. Prior to the date on which the Registrable Securities to be registered hereunder are freely transferable under Section 5.10 of the Purchase Agreement, in the event that the Company shall receive from the Holder a written request that the Company effect a shelf registration on Form F-3 with respect to Registrable Securities (if no Form F-3 is then on file and available for use by the Holder) for the purpose of conducting delayed or continuous offerings by the Holder, the Company will within ten (10) days after receipt of such request include in such registration all Registrable Securities held by the Holder; provided that the Holder shall not have the right to Transfer any Registrable Securities that are not permitted to be Transferred pursuant to Section 5.10 of the Purchase Agreement; provided further that the Company shall not be obligated to declare the F-3 registration statement effective more than three (3) Business Days prior to the date on which the Registrable Securities to be registered thereunder are permitted to be transferred under Section 5.10 of the Purchase Agreement. Thereupon, the Company shall effect such registration and all such qualifications and compliances as may be reasonably so requested and as would permit or facilitate the sale and distribution of all or such portion of the Holder’s Registrable Securities as are specified in such request; provided that the Company shall not be obligated to effect any such registration, qualification, compliance or offering, pursuant to this Section 2.4, (i) if Form F-3 is not available for such registration or offering; (ii) if the Company shall furnish to the Holder a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company or its shareholders for such Form F-3 registration statement or Shelf Takedown pursuant thereto to be effected at such time, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement or Shelf Takedown for a period of not more than sixth (60) days after receipt of the request of the Holder under this Section 2.4; provided that the Company shall not utilize this right more than once in any twelve (12) month period; or (iii) during the period starting with the date sixty (60) days prior to the Company’s estimated date of filing of, and ending on the date six (6) months immediately following the effective date of, any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and that the Company’s estimate of the date of filing such registration statement is made in good faith. The Holder may use such Form F-3 to dispose of its Registrable Securities on a non-underwritten basis, and may utilize such Form F-3 on an underwritten basis if requested by the Holder (with any such request being deemed to be a demand pursuant to Section 2.3 and subject to the limits and rules set forth therein, mutatis mutandis). If requested by the Holder, the Company shall promptly file with the SEC such post-effective amendments or supplements to any such Form F-3 as may be necessary to name the Holder therein as a selling shareholder and otherwise permit the Holder to sell Registrable Securities thereunder.

2.5 Designation of Underwriter. In the case of any registration effected pursuant to Section 2.3, the Company shall have the right to designate the managing underwriters in any underwritten offering, subject to the prior written approval of the Holder, which shall not be unreasonably withheld. In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter in any underwritten offering.

2.6 Expenses. All expenses, including the reasonable fees and expenses of one counsel for the Holder incurred in connection with any registration under Section 2.2, Section 2.3 or Section 2.4 shall be borne by the Company; provided that the Holder participating in such registration shall pay its pro rata portion of discounts or commissions payable to any underwriter.

2.7 Indemnities. In the event of any registered offering of Registrable Securities pursuant to this Section 2:

2.7.1 The Company will indemnify and hold harmless, to the fullest extent permitted by law, the Holder, any underwriter of the Holder, each person, if any, who controls the Holder or such underwriter and each of the foregoing person’s respective officers, directors, employees, partners, members, attorneys, advisors, agents or other representatives (a “Holder Indemnified Party”), from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses (including any amounts paid in any settlement effected with the Company’s consent) to which any such Holder Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement or included in the prospectus, as amended or supplemented, (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading and the Company will reimburse such Holder Indemnified Party promptly upon demand, for any reasonable documented, out-of-pocket legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding or (iii) any violation of alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement; provided that the Company will not be liable to any Holder Indemnified Party in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished in writing by such Holder Indemnified Party claiming for indemnification in writing specifically for inclusion therein; provided, further, that the indemnity agreement contained in this subsection 2.7.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder Indemnified Party and regardless of any sale in connection with such offering by the Holder Indemnified Party. Such indemnity shall survive the transfer of securities by a selling shareholder.

2.7.2 The Holder will furnish to the Company in writing any information regarding the Holder and its intended method of distribution of Registrable Securities as the Company may reasonably request and will indemnify and hold harmless the Company, any underwriter for the Company, any other person participating in the distribution, each person, if any, who controls the Company, such underwriter or such other person and each of the foregoing person’s respective officers, directors, employees, partners, members, attorneys, advisors, agents or other representatives (a “Company Indemnified Party”) from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s consent) to which any such Company Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based on (i) any untrue or alleged untrue statement of any material fact contained in the Registration Statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, but, in each case, only to the extent of such information relating to the Holder and provided in writing by the Holder, and the Holder will reimburse such Company Indemnified Party promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by the Holder specifically for inclusion therein. The indemnity agreement contained in this subsection 2.7.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld, conditioned or delayed. In no event shall the liability of the Holder exceed the net proceeds from the offering received by the Holder.

2.7.3 Promptly after receipt by an indemnified party pursuant to the provisions of Sections 2.7.1 or 2.7.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 2.7.1 or 2.7.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided that if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party reasonably believes that there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said Sections 2.7.1 or 2.7.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within 15 days after written notice of the indemnified party’s intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement if such settlement or judgment requires an admission of fault or culpability on the part of the indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

2.7.4 If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. In no event shall the liability of the Holder exceed the net proceeds from the offering received by the Holder.

2.7.5 Notwithstanding anything to the contrary hereunder, no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 2.7 from any person or entity who was not guilty of such fraudulent misrepresentation.

2.8 Obligations of the Company. Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as possible:

2.8.1 prepare and file with the SEC a Registration Statement with respect to such Registrable Securities and use its reasonable commercial efforts to cause such Registration Statement to become effective, and, upon the request of the holders of a majority of the Registrable Securities registered thereunder, keep such Registration Statement effective for a period of up to twelve (12) months or, if sooner, until the distribution contemplated in the Registration Statement has been completed, and, in the case of any registration of Registrable Securities on Form F-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such twelve (12) month period shall be extended for up to two (2) years, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold.

2.8.2 subject to the suspension rights set forth in Section 2.3 and 2.4, prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection with such Registration Statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such Registration Statement.

2.8.3 use commercially reasonable efforts to furnish to the Holder such numbers of copies of a prospectus, including a preliminary prospectus, and any amendments or supplements to such a prospectus, without charge to the holders of Registrable Securities included in such registration and in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them.

2.8.4 in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. The Holder shall also enter into and perform its obligations under such an agreement.

2.8.5 notify the Holder as promptly as reasonably practicable, but in any event within three (3) Business Days, of: (i) such Registration Statement becoming effective; (ii) such time as any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the SEC of any stop order; and (iv) any request by the SEC for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the happening of any event as a result of which the prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

2.8.6 cause all Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which Ordinary Shares are then listed.

2.8.7 provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

2.8.8 furnish, at the request of the Holder at the Holder’s expense, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to Section 2.2 or Section 2.3, if such securities are being sold through underwriters, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holder.

2.8.9 in the case of an underwritten offering involving gross proceeds in excess of $100.0 million, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the underwriter.

2.8.10 the Company shall enter into customary agreements and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities.

2.9 Obligations of the Holder. Without limiting the foregoing, the Holder may not participate in any underwritten offering hereunder unless the Holder (a) agrees to sell the Holder’s Registrable Securities on the basis provided in any underwriting arrangements (which must be approved by the Company) and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and the provisions of this Agreement in respect of registration rights.

2.10 [Reserved].

2.11 Market Stand-off. The Holder agrees that any Registrable Securities owned by it may be subject to a customary “lock-up” restricting sales, pledges or other dispositions for up to ninety (90) days from the date of the final prospectus used in connection with any underwritten offering pursuant to Section 2 above by the Company in which the Company complied with Section 2.2, and the Holder hereby makes, constitutes and appoints the Company and each of its officers, acting alone, with full power of substitution and resubstitution, its true and lawful attorney, for it and in its name, place and stead and for its use and benefit, to enter into and execute customary “lock-up” agreements with respect to all Ordinary Shares or securities convertible into, or exercisable for, Ordinary Shares (with such officers being empowered to determine the customary nature of such lockup), as applicable, (held immediately prior to the launch of such offering) and the Holder shall thereby be required to abide by such “lock-up” period of up to ninety (90) days as is required by the managing underwriter(s) in such registration; provided that such obligation shall only apply where all officers and directors of the Company party hereto are similarly bound and shall only apply to a transaction in which the Holder was offered an opportunity to participate. The foregoing provisions of this Section 2.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement in connection with such offering or any shares of the Company acquired in such offering or acquired in open market transactions after such offering.

2.12 Public Information. The Company shall make publicly available such information as is necessary to enable the Holder to make sales of Registrable Securities pursuant to Rule 144 to the extent such rule is available to Holder at such time. Without limiting the foregoing, in order to enable the Holder to sell the Ordinary Shares under Rule 144, for a period of twelve (12) months from the date hereof, the Company shall use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.

2.13 Form F-3 Eligibility. The Company shall, after becoming eligible to use Form F-3, use its reasonable best efforts to remain so eligible (it being understood that the Company will not be required to issue additional capital stock to maintain a minimum public float).

2.14 Removal of Legends. Upon Rule 144 becoming available for the resale of any Registrable Securities, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions, and expiration of any lock-up agreement applicable to such Ordinary Shares, the Company shall cause Company counsel to issue to a transfer agent the legal opinion referred to in the Irrevocable Transfer Agent Instructions. Any fees (with respect to the transfer agent, Company counsel or otherwise) associated with the issuance of such opinion or the removal of such legend shall be borne by the Company. At such time, the Company will no later than two (2) trading days (such second (2nd) trading day, the “Legend Removal Date”), deliver or cause to be delivered to the Holder a certificate representing such Ordinary Shares that is free from all restrictive and other legends. Certificates for Ordinary Shares subject to legend removal hereunder may be transmitted by a transfer agent to the Shareholders by crediting the account of the Holder’s prime broker with Depository Trust Company as directed by the Holder.

2.14.1 Irrevocable Transfer Agent Instructions. Following completion of the transactions contemplated by the Purchase Agreement, the Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, in substantially the form of Exhibit B attached hereto (the “Irrevocable Transfer Agent Instructions”). The Company represents and warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 2.14.1 (or instructions that are consistent therewith) and instructions related to the lock-up agreement contained in Section 5.10 of the Purchase Agreement will be given by the Company to its transfer agent in connection with this Agreement, and that the Ordinary Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents and applicable law. The Company acknowledges that a breach by it of its obligations under this Section 2.14.1 will cause irreparable harm to the Holder. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 2.14.1 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 2.14.1, that the Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

2.14.2 Acknowledgement. The Holder acknowledges its primary responsibilities under the Securities Act and accordingly will not sell or otherwise transfer the Ordinary Shares or any interest therein without complying with the requirements of the Securities Act. Both the Company and its transfer agent, and their respective directors, officers, employees and agents, may rely on this Section 2.14.2 and the Holder hereunder will indemnify and hold harmless each of such persons from any breaches or violations of this Section 2.14.2.

3. Miscellaneous.

3.1 Effectiveness. This Agreement shall become effective upon the execution and delivery hereof by the parties hereto.

3.2 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

3.3 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed according to the laws of the State of Delaware, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Agreement shall be resolved solely and exclusively in the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware, and each of the parties hereby submits irrevocably to the jurisdiction of such court. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

3.4 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. None of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, with the exception of assignments and transfers from the Holder to Shop Holding, LLC, STG III, L.P. or STG III-A, L.P. (each a “Permitted Transferee”) concurrently with the distribution of Ordinary Shares to such Permitted Transferee in accordance with the Purchase Agreement. Notwithstanding the foregoing, any Permitted Transferee, and each Holdback Person upon receipt of Ordinary Shares pursuant to such Holdback Person’s Holdback Agreement, shall execute (i) a Joinder Agreement to be entered into between the Company and such person pursuant to which such person shall be deemed to be a party to this Agreement and (ii) an agreement (in a form acceptable to the Company) to comply with Section 5.10 of the Purchase Agreement, in each case, at the time of the applicable transfer.  A Permitted Transferee shall be deemed a Holder.

3.5 Entire Agreement; Amendment and Waiver. This Agreement, the Schedules hereto and the Purchase Agreement constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof and supersede all prior agreement and understanding, both oral and written between parties with respect to the subject matter of this Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Holder.

3.6 Termination. This Agreement will automatically terminate upon the earlier to occur of (i) any acquisition of the Company, including by way of merger or consolidation, or (ii) the date as of which the Holder ceases to hold any Registrable Securities.

3.7 Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by electronic mail, hand or by messenger, addressed to such party’s address as set forth in the shareholders register maintained by the Company or at such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this Section 3.7 shall be effective (i) if mailed, seven (7) Business Days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, upon transmission and electronic confirmation of receipt or, if transmitted and received on a non-Business Day, on the first Business Day following transmission and electronic confirmation of receipt.

3.8 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

3.9 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

3.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

3.11 No Third Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities hereunder.

3.12 Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have signed this Investors Rights Agreement as the date first hereinabove set forth.

TABOOLA.COM LTD.
By:	/s/ Eldad Maniv
Name: Eldad Maniv
Title: President & COO

SHOP MANAGEMENT, LLC
By:	/s/ William Glass
Name: William Glass
Title: President and Chief Executive Officer

Exhibit A

Form of Joinder Agreement
[Date]

Reference is hereby made to the Registration Rights Agreement, dated August 31, 2021 (the “RRA”), by and between Taboola.com Ltd, a limited liability by shares company incorporated under the laws of the State of Israel, the number of which is 513870683 (the “Company”), and the Holder named therein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the RRA.

Pursuant to Section 3.4 of the RRA, each of the undersigned hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, it shall be deemed to be a party to the RRA as if it were an original signatory thereto and hereby expressly assumes, and agrees to perform and discharge, all of the obligations and liabilities of a party thereto as the case may be, under the RRA. All references in the RRA to the “Holder”, shall hereafter include each of the undersigned and their respective successors, as applicable.

Each of the undersigned hereby agrees to promptly execute and deliver any and all further documents and take such further action as the Company, the Holder or any undersigned party may reasonably require to effect the purpose of this Joinder Agreement.

This Joinder Agreement shall be governed by and construed according to the laws of the State of Delaware, without regard to the conflict of laws provisions thereof. Any dispute arising under or in relation to this Joinder Agreement shall be resolved solely and exclusively in the Court of Chancery of the State of Delaware, provided, that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware, and each of the parties hereby submits irrevocably to the jurisdiction of such court. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS JOINDER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS JOINDER AGREEMENT.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the date herein above set forth.

The Company: Taboola.com Ltd.
By:	By:	[ ]

Title:	Title:	[ ]

Address

Exhibit B

FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS

As of _________, ____

[Insert Name of Transfer Agent]
[Address]
[Address]
Attn: _________________
Ladies and Gentlemen:

Reference is made to that certain Registration Rights Agreement, dated as of August 31, 2021 (the “Agreement”), by and among Taboola.com Ltd., a limited liability by shares Israeli company, the number of which is 513870683 (the “Company”), and the Holder named on the signature page thereto (collectively, and including permitted transferees, the “Holder”).

This letter shall serve as our irrevocable authorization and direction to you (provided that you are the transfer agent of the Company at such time and the conditions set forth in this letter are satisfied), subject to any stop transfer instructions that we may issue to you from time to time, if any, to issue certificates representing shares of Common Stock upon transfer or resale of the Ordinary Shares (as defined in the Agreement).

You acknowledge and agree that so long as you have received written confirmation from the Company’s legal counsel that either (1) the Ordinary Shares have been sold in conformity with Rule 144 under the Securities Act (“Rule 144”) or (2) the Ordinary Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions within two (2) trading days of your receipt of a notice of transfer or Ordinary Shares, you shall issue the certificates representing the Ordinary Shares registered in the name of the Holder or transferees, as the case may be, and such certificates shall not bear any legend restricting transfer of the Ordinary Shares thereby and should not be subject to any stop-transfer restriction

Please be advised that the Holder is relying upon this letter as an inducement to enter into the Agreement and, accordingly, the Holder is a third party beneficiary to these instructions.

Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.

Very truly yours,

TABOOLA.COM LTD.

By:
Name:
Title:
Acknowledged and Agreed:
[INSERT NAME OF TRANSFER AGENT]

By:
Name:
Title:
Date: _________________, ______